02020525

903126

2-1-02

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

for the month of February 2002

FILA HOLDING S.p.A.
(Translation of Registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

For More Information, Contact:

Fila Holding S.p.A.
Investor Relations Office:
Giulia Muzio *(39.015) 3506 418*
Elena Carrera *(39.015) 3506 246*

Citigate Dewe Rogerson
Serena Vento +1 212 419 8329

FILA* ANNOUNCES 2001 FOURTH QUARTER and UNAUDITED FULL YEAR RESULTS

(Biella, Italy, February 27th, 2002) - Fila Holding S.p.A. (NYSE:FLH) today reported its results for the fourth quarter ended December 31, 2001 and its preliminary unaudited results for 2001.

In **U.S. dollars**, fourth quarter **net loss** was U.S.$ 46.8 million compared with a net loss of U.S.$ 44.7 million in the fourth quarter of 2000; for the full year, net loss was U.S.$ 125.3 million compared with U.S.$ 66.1 million in 2000.

On a per ADS/per ordinary share basis, net loss was U.S. $0.76 per ADS/share in the fourth quarter of 2001 compared with U.S. $1.61 per ADS/share in the same period of 2000, and the full year net loss was U.S. $3.00 per ADS/share in 2001 versus U.S. $2.38 per ADS/share in 2000, in each case adjusted for the change in ratio in 2001 from five shares per ADS to one share per ADS. The decrease in loss per ADS/share in the fourth quarter of 2001 reflects the issuance of additional shares in the third quarter of that year.

The Euro depreciated by 3% against the U.S. dollar on a quarterly average basis; the average exchange rate was € 1= U.S.$ 0.896 in the fourth quarter of 2001 and € 1= U.S.$ 0.871 in the corresponding quarter of 2000.

Worldwide revenues for the fourth quarter were €223.6 million, down by 4% from €232.9 million in the corresponding period of 2000; for the year, revenues decreased by 3% to €977.2 million or up 1% in terms of continuing operations (i.e, not considering sales of those subsidiaries discontinued at the end of 2000 and the disposal of Dorotennis).

Total backlog of customer orders** as of December 31st, 2001, scheduled for delivery from January 2002 through June 2002, was flat (in Euro) compared to the corresponding period in 2000. In particular, apparel backlog increased by 11% whereas footwear decreased by 9%.

U.S. backlog increased by 19% in U.S. dollars during the fourth quarter (with apparel up by 37% and footwear up by 4%), continuing to improve from the backlog recorded as of September 30th, 2001, which was itself up by 8% from the end of the preceding quarter.

FILA

Fila Holding S.p.A.
Investor Relations
Viale Cesare Battisti, 26
13900 Biella - Italv

Outside the U.S. and excluding the markets where Fila sells its products on a delivery basis (including Korea), backlog decreased by 13% (in Euro), with apparel down by 6% and footwear down by 19%.

Net direct sales in the fourth quarter of 2001 totaled €215.6 million, down by 4% from €224.1 million in the corresponding period of 2000 (or up 1% on a currency neutral basis).
Apparel sales were €128.7 million and footwear sales were €86.9 million, down by 3% and 4% respectively compared with the fourth quarter of 2000.
Sales in the U.S. were €74.5 million in the quarter, increasing by 10% from €67.7 million mainly thanks to Enyce (+59%); in Europe sales decreased by 15% to €68.1 million. Sales in the Rest of the World decreased by 4%, as an excellent performance in Korea (+33% in local currency in the quarter) failed to offset a drop in Latin America (particularly in Argentina, due to the recent economic crisis).

For the year, net direct sales were €945.0 million compared with €974.1 million in 2000 or €943.0 million in terms of continuing operations. The U.S. and the Rest of the World increased by 17% and 2% respectively whereas Europe decreased by 17% (or by 13% in continuing operations).

Marco Isaia, Chief Executive Officer of Fila, said: "We are facing different scenarios in the different geographic areas: Europe, Latin America and Oceania confirmed the negative trend, already registered in the previous quarter. On the other hand, the U.S. appears to be recovering from the slowdown that began with the September events, and also showed a good performance in terms of backlog. Finally, Korea keeps on growing at a very healthy pace, as a confirmation of the strength of the brand in that country.
Fila is implementing dedicated plans to better face and recover from the critical economic and financial situation and from sales difficulties in some markets".

Royalty Income in the quarter was €5.7 million compared with €6.7 million in the fourth quarter of 2000, and was heavily impacted by the weakening of the Yen.

Gross profit for the quarter was €70.7 million, representing 31.6% of total net revenues, compared to €78.2 million (33.6% of total net revenues) in the fourth quarter of 2000.
The lower profitability was due to the worsening of the Argentine crisis, to the continuing weakness in some European markets and to the decision in the U.S. market to accept lower margins in order to maintain revenues in the poor economic environment following to September events.

SG&A expenses for the quarter totaled €90.6 million (representing 40.5% of net revenues), down by 7% versus €97.4 million (or 41.8% of net revenues) in the previous year, despite exceptionally high provisions for potential bad debts in Argentina (that amounted to €4.5 million in the quarter).
SG&A expenses for the year were €386.8 million (39.6% of net revenues), versus €400.3 million (39.9% of net revenues).

Restructuring and other non-recurring costs for the quarter were €4.7 million compared to €17.3 million last year. The 2001 charges arose mostly from the restructuring of the Australian subsidiary as we switch to a licensing strategy rather than distributing directly in that market.

As a consequence of the above mentioned factors, **loss from operations** in the quarter was €24.6 million compared with € 36.5 million in the fourth quarter of 2000.

Other expenses for the quarter were €18.1 million compared with €15.8 million for the corresponding quarter of last year. Although interest expense was lower in the fourth quarter of 2001 than in 2000, other expenses increased mainly due to loss on minority investments.

Net loss before income taxes in the fourth quarter of 2001 was €42.8 million compared with €52.2 million in the same quarter of 2000.

Income taxes were €9.3 million compared with a tax credit of €0.9 million in the corresponding quarter of 2000, due to income taxes in Korea, unrecoverable withholding taxes on royalty payments and to write-off of deferred tax assets in the U.K.

Net loss for the quarter was €52.1 million compared with €51.3 million in the fourth quarter of 2000.

Net working capital as of December 31st, 2001 was €301.7 million compared with €354.1 million as of December 31st, 2000 (a 15% decrease). Inventory as of December 31st, 2001 was €235.0 million, compared with €240.1 million as of September 30th, 2001 and with €232.9 million as of December 31st, 2000. Trade receivables as of December 31st, 2001 were €202.6 million (compared with €214.1 million in the prior year), a significant improvement from €259.2 million as of September 30th, 2001.

Net financial indebtedness as of December 31st, 2001 was €359.8 million compared with €427.0 as of December 31st, 2000 and €375.7 million as of September 30th 2001.

The Board of Directors of Fila Holding S.p.A. held today has appointed Mr. Mario Magenes as Director of the Company.

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

* *Any reference to Fila is to Fila Holding S.p.A. and its subsidiaries.*
*** Backlog of customer orders is not necessarily indicative of total revenues for the respective periods, as the mix of future and "at once" orders may vary significantly from quarter to quarter and certain customer orders are cancelable.*

This press release includes forward-looking statements, including statements concerning Fila's current expectations about its financial results for future periods. Due to various risks and uncertainties, including those discussed in the reports filed from time to time by Fila with the Securities and Exchange Commission, actual events and results could differ materially from those described in this press release. Fila will not update any forward-looking statements in this press release to reflect future events or developments.

FILA GROUP'S NET DIRECT SALES (Euro)

Euro million	FOURTH QUARTER ended December 31 2001 (unaudited)	2000		FULL YEAR ended December 31 2001 (unaudited)	2000	
UNITED STATES						
Apparel	40.6	34.6	+17%	152.1	118.2	+29%
Footwear	33.9	33.1	+2%	133.7	126.0	+6%
Total	74.5	67.7	*+10%*	285.8	244.2	*+17%*
EUROPE						
Apparel	40.6	54.6	-26%	184.8	234.0	-21%
Footwear	27.5	25.8	+6%	173.5	199.5	-13%
Total	68.1	80.5	*-15%*	358.3	433.5	*-17%*
REST OF WORLD						
Apparel	47.5	44.0	+8%	178.8	162.9	+10%
Footwear	25.5	31.9	-20%	122.1	133.5	-9%
Total	73.0	75.9	*-4%*	300.9	296.4	*+2%*
TOTAL FILA GROUP						
Apparel	128.7	133.2	-3%	515.7	515.1	0%
Footwear	86.9	90.8	-4%	429.3	459.0	-6%
Total	215.6	224.1	*-4%*	945.0	974.1	*-3%*

Figures may not add due to rounding.

BALANCE SHEET SUMMARY

Euro million	December 31, 2001 (unaudited)	December 31, 2000
Trade receivables	202.6	214.1
Inventories	235.0	232.9
Other current assets	94.5	88.6
Accounts payable	(230.3)	(181.4)
Working Capital (*)	**301.7**	**354.1**
Net fixed and non current assets	163.8	161.6
TOTAL NET ASSETS	**465.6**	**515.7**
Net Financial Position (**)	**359.8**	**427.0**
Provision and Other Liabilities	17.1	16.6
Shareholders' Equity	88.6	72.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**465.6**	**515.7**

* *Excluding cash and short term loans.*
** *Short term and long term financial indebtedness less cash.*
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
for the fourth quarter and twelve months ended December 31, 2001.

We publish our financial statements in Euro since the beginning of 2001, prior to which we published our financial statements in Italian lire. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods. Converting Fila's consolidated results from Euro or lire into U.S. dollars at the average exchange rate for each period, rather than at the period-end rate, is consistent with Fila's practice of converting the income statements of its foreign subsidiaries into Euro at the respective average exchange rates during the applicable period.

	FOURTH QUARTER ended December 31		**FULL YEAR ended December 31**	
	2001 (unaudited)	**2000**	**2001 (unaudited)**	**2000**
Net Revenues (U.S.$/million)	200.3	202.9	875.5	927.2
Net Loss (U.S.$/million)	(46.7)	(44.7)	(125.2)	(66.1)
Net Loss per ADS (*) (U.S.$/ADS)	(0.76)	(1.61)	(3.00)	(2.38)
Number of ADS outstanding:	61,110,412	27,777,460	41,671,016	27,777,460
Average exchange rate (U.S. dollar per Euro)	0.896	0.871	0.896	0.924

** Losses per ADS were calculated by dividing Loss by the number of ADS outstanding during the period (each ADS representing 1 ordinary share).*

FILA HOLDING S.p.A.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	FOR THE THREE MONTHS ENDED DECEMBER 31,		FOR THE TWELVE MONTHS ENDED DECEMBER 31,	
	2001	2000	2001	2000
	(in thousands of Euro, except for loss per share)			
Net revenues:				
Net direct sales	215,570	224,137	944,991	974,108
Royalty income	5,673	6,696	22,664	23,051
Other revenues	2,347	2,076	9,514	6,331
	223,590	232,909	977,169	1,003,490
Cost of sales	152,927	154,693	632,078	610,563
Gross profit	70,663	78,216	345,091	392,927
Selling, general and administrative expenses	90,581	97,418	386,838	400,313
Loss from operations before restructuring and other nonrecurring costs	(19,918)	(19,202)	(41,747)	(7,386)
Restructuring and other nonrecurring costs	4,722	17,270	4,722	17,270
Loss from operations	(24,640)	(36,472)	(46,469)	(24,656)
Other expense:				
Interest expense, net	(5,681)	(7,772)	(27,035)	(25,159)
Foreign exchange losses	(3,765)	(4,815)	(7,255)	(8,373)
Bank charges	(1,251)	(856)	(4,688)	(4,223)
Other expense - net	(7,448)	(2,317)	(27,260)	(5,851)
	(18,145)	(15,760)	(66,238)	(43,606)
Loss before income taxes	(42,785)	(52,232)	(112,707)	(68,262)
Income taxes	9,312	(914)	27,010	3,323
Net loss	(52,097)	(51,318)	(139,717)	(71,585)
Loss per share (in Euro) (1)	-0.85	-1.85	-3.35	-2.58

(1) Loss per share has been calculated by dividing net loss by 61,110,412 and 27,777,460 ordinary shares outstanding for the three months ended December 31, 2001 and 2000, respectively and 41,671,016 and 27,777,460 ordinary shares outstanding for the twelve months ended December 31, 2001 and 2000, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

FILA HOLDING S.p.A.

By

Marco Isaia
Chief Executive Officer